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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G
                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13D-2(B)
                            (AMENDMENT No.     )(1)


                            THE INTERCEPT GROUP, INC.
                            -------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                    45845L107
                                    ---------
                                 (CUSIP Number)

                                  May 28, 1999
                                  ------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]         Rule 13d-1(b)
                  [X]         Rule 13d-1(c)
                  [ ]         Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


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NAME OF REPORTING PERSON
1.       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         LARRY E. VICKERS

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)    [ ]
                                                              (b)    [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA

           NUMBER OF       5.       SOLE VOTING POWER                   481,232
            SHARES
         BENEFICIALLY      6.      SHARED VOTING POWER                  19,249
           OWNED BY
             EACH          7.     SOLE DISPOSITIVE POWER                481,232
           REPORTING
          PERSON WITH      8.    SHARED DISPOSITIVE POWER               19,249


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         500,481

         BRENDA J. VICKERS, THE WIFE OF LARRY E. VICKERS, IS THE BENEFICIAL OWNER OF 19,249 SHARES OF THE INTERCEPT GROUP, INC. INCLUDED IN THE NUMBER OF SHARES IN ROW 9. THE INCLUSION OF SUCH SHARES HEREIN SHALL NOT BE CONSTRUED THAT LARRY E. VICKERS IS THE BENEFICIAL OWNER OF SUCH SHARES FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE ACT.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
         SHARES*                                                        [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.1%

12.      TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1(A).        NAME OF ISSUER:

                  The InterCept Group, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  3150 Holcomb Bridge Road - Suite 200
                  Norcross, GA 30071

ITEM 2(A).        NAME OF PERSON FILING:

                  LARRY E. VICKERS

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  640 Valley Forge Road
                  Cookeville, TN 38501

ITEM 2(C).        CITIZENSHIP:

                  United States of America

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(E).        CUSIP NUMBER:

                  45845L107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

                  If this statement is filed pursuant to Rule 13d-1(c), check
                  this box:    [X]

ITEM 4.           OWNERSHIP.

                  (a)      Amount Beneficially Owned:

                           500,481

                  (b)      Percent of Class:

                           5.1%


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                  (c)      Number of Shares as to which such person has:

                           (i)      sole power to vote or to direct the vote

                                    481,232

                           (ii)     shared power to vote or to direct the vote

                                    19,249

                           (iii) sole power to dispose or to direct the disposition of

                                    481,232

                           (iv) shared power to dispose or to direct the disposition of

                                    19,249

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  As Escrow Agent, First Union National Bank has the power to receive the dividends on 24,062 of the above shares beneficially owned by Larry E. Vickers, and 962 of the shares beneficially owned by Brenda J. Vickers.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.



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ITEM 10.          CERTIFICATIONS.

                  Brenda J. Vickers, the wife of Larry E. Vickers, is the beneficial owner of 19,249 shares of The InterCept Group, Inc. included herein. The inclusion of such shares herein shall not be construed that Larry E. Vickers is the beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Act.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  June 4, 1999


                                             /s/  Larry E. Vickers
                                  ---------------------------------------------
                                  Larry E. Vickers